Computation of Ratio of Earnings (Loss) to Fixed Charges	Exhibit 12

(In Millions Except Ratios)

YEAR ENDED DECEMBER 31	2005	2004	2003	2002	2001
EARNINGS (LOSS)
Income (Loss) from Continuing Operations before Income Taxes	$985.7	$892.9	$380.1	$299.5	$(1,608.6)
Total Fixed Charges	88.6	108.2	127.5	132.8	144.3
Less Interest Capitalized	—	—	—	—	(8.3)

Total Earnings (Loss)	1,074.3	1,001.1	507.6	432.3	(1,472.6)

FIXED CHARGES
Interest	88.6	108.2	127.1	131.5	134.8
Interest Capitalized	—	—	—	—	8.3
Amortization of Deferred Debt Expense	—	—	0.4	1.3	1.2

Total Fixed Charges	$88.6	$108.2	$127.5	$132.8	$144.3

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES	12.13	9.25	3.98	3.26	—
Dollar Amount of Deficiency in Earnings (Loss) to Fixed Charges	N/A	N/A	N/A	N/A	$1,616.9